[GRAPHIC OMITTED]


F  O  R   .   I  M  M  E  D  I  A  T  E   .   R  E  L  E  A  S  E
-----------------------------------------------------------------

RELEASE DATE:   September 8, 2000
CONTACT:        Karen Elliott, Spectrum - Investor Communications, 604-421-5422
                Email:  Karen_Elliott@spectrumsignal.com


                SPECTRUM SIGNAL PROCESSING UNDERWRITER EXERCISES
                              OVER-ALLOTMENT OPTION

BURNABY, B.C., CANADA - SEPTEMBER 8, 2000 - Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSE:SSY), a leader in high-density signal processing systems, today announced that the underwriter of the Company's recent financing has exercised its over-allotment option in full to sell an additional 352,940 special warrants priced at Cdn$ 4.25 (US$ 2.86). The exercise of the over-allotment option brings the total gross proceeds of the offering to Cdn$ 7,499,996 (US$ 5,052,000).

Spectrum intends to use the proceeds to accelerate its expansion into the fast-growing digital wireless and wireline telecommunications infrastructure markets, and for general corporate purposes.

Under the terms of the financing, announced on August 29, 2000, each Spectrum special warrant is exchangeable for one unit, which consists of one common share and one common share purchase warrant. The common share purchase warrant has an exercise price of Cdn$ 4.75 (US$ 3.20) and a term of 18 months from the date of issue.

To qualify the distribution of the common shares issuable upon the exercise of the special warrants, Spectrum has agreed to use its best efforts to clear a prospectus with relevant Canadian securities commissions within 120 days of the transaction closing date. This transaction is subject to applicable Canadian regulatory approval.

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES UNLESS SO REGISTERED OR UNLESS SUBJECT TO AN APPLICABLE EXEMPTION FROM REGISTRATION UNDER THE ACT.

Spectrum Signal Processing is a leader in signal processing computer systems, designing sophisticated hardware and software solutions for customers in three key markets - Network Solutions, Wireless Systems and Sensor Systems. Spectrum can be found on the web at http://www.spectrumsignal.com and is located at One Spectrum Court, #200 - 2700 Production Way, Burnaby, B.C., Canada. Ph (604) 421-5422; fax (604) 421-1764.

This news release contains forward-looking statements related to filing of a prospectus related to the financing in question and Spectrum's use of funds. These forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties and actual results may differ materially from those projected. These forward-looking statements represent the company's judgment as of the date of this release. The company may or may not update these forward-looking statements in the future.

                                     - 30 -